Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of DPCM Capital, Inc. on Amendment No. 1 to Form S-1, File No. 333-249274, of our report dated August 28, 2020, except for Note 8 as to which the date is October 2, 2020, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of DPCM Capital, Inc. as of August 4, 2020 and for the period from March 24, 2020 (inception) through August 4, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

October 14, 2020